UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

                    Par-la-Ville Place, 14 Par-la-Ville Road,
                            Hamilton, HM 08, Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") announcing the release of the Company's first quarter 2007 financial results and scheduled conference call.

SFL - Invitation to Presentation of Q1 2007 Results

Ship Finance International Limited's First Quarter 2007 results will be released on Wednesday, May 30, 2007. The Company plans to host a conference call and a webcast for all shareholders and interested parties as described below.

The presentation will be held on Wednesday, May 30, 2007 at 10:30 AM (EST)/ 4:30 PM (Central European Time). The presentation will be available to download from the Investor Relations section at www.shipfinance.org from Wednesday.

In order to listen to the presentation you may do one of the following:

a. Webcast
----------

Go to the Investor Relations section at www.shipfinance.org and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call
------------------

Participants dial in numbers:
US Toll Free #             1-866-966-9444
International Dial In #    +44 1452 552 510
Norwegian Toll Free #      800 193 95

The Conference ID is: 1605170

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

A replay of the conference call will be available until Wednesday, June 6, 2007 by dialing:

US Toll Free Call          1-866-247-4222
International Dial In      +44 1452 55 00 00

The replay access code is: 1605170#


About Ship Finance
Ship Finance is a major shipowning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, Ship Finance owns a fleet consisting of 60 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 7 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and the vessels are employed on medium or long term charters.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                         Ship Finance International Limited



Dated:  May 25, 2007                 By /s/ Lars Solbakken
                                        ----------------------------------------
                                        Name:  Lars Solbakken
                                        Title: Chief Executive Officer
                                               Ship Finance Management AS